UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1 – Exit Filing)*

P10, Inc.

(Name of Issuer)

Class A Common Stock, $0.001 par value per share

(Title of Class of Securities)

69376K106

(CUSIP Number)

June 27, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Keystone Capital XXX, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 Shares (1)(2)
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		0 Shares
PERSON	7	SOLE DISPOSITIVE POWER
WITH:
0 Shares (1)(2)
	8	SHARED DISPOSITIVE POWER
0 Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 Shares (1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0% (1)(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Represents beneficial ownership of Class A shares of Common Stock.
(2)	See Item 4 below. This constitutes an exit filing for the Reporting Person.

Item 1.

(a)	Name of issuer:

The name of the issuer is P10, Inc., a Texas corporation (the “Issuer”).

(b)	Address of issuer’s principal executive offices:

The Issuer’s principal executive offices are located at:
4514 Cole Ave., Suite 1600

Dallas, TX 75205.

Item 2.

(a)	Name of person filing:
(b)	Address of Principal Business Office, or if None, Residence
(c)	Citizenship

This statement is filed by:

(i) Keystone Capital XXX, LLC, a Delaware limited liability company;

The address of the principal business office of the Reporting Person is 155 N. Wacker Drive, #4150, Chicago, Illinois 60606.

(d)	Title of class of securities:

Class A Common Stock, $0.001 par value per share (“Class A Common Stock”).

(e)	CUSIP No.:

The CUSIP number is 69376K106.

Item 3. If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a: ☒ Not Applicable.

☐ Broker or dealer registered under Section 15 of the Exchange Act.
☐ Bank as defined in Section 3(a)(6) of the Exchange Act.
Insurance company as defined in Section 3(a)(19) of the Exchange Act.
☐ Investment company registered under Section 8 of the Investment Company Act.
☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).
☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4. Ownership

The information in Items 5 through 9 and Item 11 on the cover pages to this Schedule 13G is hereby incorporated by reference.

The Reporting Person ceased to the beneficial owner of more than five percent of the Class A Common Stock of the Issuer on June 27, 2022.

Accordingly, this Amendment No. 1 constitutes an exit filing for the Reporting Person.

Item 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

The information in Items 2 and 4 is hereby incorporated by reference.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 28, 2022

Keystone Capital XXX, LLC

By:	/s/ Kent P. Dauten
By:	Kent P. Dauten
Its:	President